1585 Broadway New York, New York 10036

May 28, 2008

By U.S. Mail & Facsimile to 202-551-3295

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended November 30, 2007

File No. 001-11758

Dear Mr. Woody:

Morgan Stanley (the “Company”) is pleased to respond to your letter of April 24, 2008, concerning its Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended November 30, 2007. For your convenience, we have restated your comments below.

Form 10-K for the year ended November 30, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2007 Performance, page 34

Comment:

1.	Please tell us how the appreciation of investments related to certain employee deferred compensation plans resulted in higher revenues.

Response:

The Company maintains various deferred compensation plans for the benefit of certain employees that provide a return to the participating employees based upon the performance of various referenced investments. These plans do not result in the employees making a direct investment in the underlying investments nor do the plans themselves invest in referenced investments. Rather, the Company directly owns investments that provide an offset to the obligations that the Company has to the participating employees for any return on the underlying referenced investments.

As these investments are made by the Company in a principal capacity, increases in the value of such investments result in an increase in revenues. Such investments are recorded primarily in Financial instruments owned – Investments on the Company’s consolidated statement of financial condition, with changes in value recognized primarily within Revenues: Principal transactions – Investments on the Company’s consolidated statements of income. The payable arising from the Company’s obligations under the related deferred compensation plans is reflected in Other liabilities and accrued expenses on the Company’s statement of financial condition, and the related expense is reflected within Non-interest expenses: Compensation and benefits on the Company’s consolidated statements of income.

In response to your comment and to clarify the nature of the Company’s investments made in connection with deferred compensation plan obligations, the following disclosure will be included in future filings of the Company’s financial statements within the Summary of Significant Accounting Policies footnote:

Deferred Compensation Arrangements

The Company also maintains various deferred compensation plans for the benefit of certain employees that provide a return to the participating employees based upon the performance of various referenced investments. The Company often invests directly, as a principal, in such referenced investments related to its obligations to perform under the deferred compensation plans.

Changes in value of such investments made by the Company are recorded primarily in Principal transactions – Investments. Expenses associated with the related deferred compensation plans are recorded in Compensation and benefits.

Financial Statements

Consolidated Statements of Financial Condition, page 101

Comment:

2.	Please tell us how you account for the non-controlling interest in entities in which you have a controlling financial interest and certain VIEs on your Consolidated Statements of Financial Condition and Consolidated Statements of Income.

Response:

Non-controlling interests in the net assets of the Company’s consolidated subsidiaries are reflected in Other liabilities and accrued expenses on the Company’s consolidated statement of financial condition. Non-controlling interests’ share of the net income of the Company’s subsidiaries are reflected in Non-interest expenses: Other on the Company’s consolidated statements of income. The amounts related to non-controlling interests were de minimis in relation to the Company’s total liabilities as of November 30, 2007 and total non-interest expenses for the fiscal year ended November 30, 2007.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Hedge Accounting

Net Investment Hedges, page 116

Comment:

3.	Please tell us the nature of the forward points and how you accounted for them. Within your response, reference the authoritative literature relied upon by management.

Response:

Forward points in a foreign currency forward contract are the number of basis points added to or subtracted from the spot rate required to calculate the forward rate. The number of basis points is determined by the interest rates in the market for each currency being traded.

Paragraph 42 of Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended) (“SFAS No. 133”) provides guidance on accounting for hedges of the foreign currency exposure of a net investment in a foreign operation, and states the following:

A derivative instrument or a nonderivative financial instrument that may give rise to a foreign currency transaction gain or loss under Statement 52 can be designated as hedging the foreign currency exposure of a net investment in a foreign operation, provided the conditions in paragraphs 40(a) and 40(b) are met. (A nonderivative financial instrument that is reported at fair value does not give rise to a foreign currency transaction gain or loss under Statement 52 and, thus, cannot be designated as hedging the foreign currency exposure of a net investment in a foreign operation.) The gain or loss on a hedging derivative instrument (or the foreign currency transaction gain or loss on the nonderivative hedging instrument) that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge.

In addition, the Derivatives Implementation Group (“DIG”) concluded in DIG No. H8, Foreign Currency Hedges: Measuring the Amount of Ineffectiveness in a Net Investment Hedge, that an entity is permitted to assess and measure the amount of ineffectiveness of a net investment hedge using a method based on changes in spot rates which allows for the change in the fair value of the derivative attributable to changes in the difference between the forward rate and spot rate to be excluded from the measure of hedge ineffectiveness and to be reported directly in earnings (“spot method”).

Lastly, paragraph 63(c) of SFAS No. 133 states the following:

If the effectiveness of a hedge with a forward or futures contract is assessed based on changes in the fair value attributable to changes in spot prices, the change in fair value of the contract related to the changes in the difference between the spot price and the forward or futures price would be excluded from the assessment of hedge effectiveness.

The Company utilizes forward foreign exchange contracts to manage the currency exposure relating to its net investments in non-U.S. dollar functional currency operations. In accordance with the authoritative literature, the Company designates changes in the spot value of such foreign currency forward contracts as hedges of the changes in spot value of its net investments in non-U.S. dollar functional currency operations.

In accordance with the spot method described in DIG No. H8 and the guidance in paragraph 63(c) of SFAS No. 133, the Company has excluded forward points from the assessment and measurement of net investment hedge effectiveness and records the change in fair value of the foreign currency forward contracts attributable to the forward points directly to Revenues: Interest and dividends on the Company’s consolidated statements of income.

Schedule I

Condensed Statements of Cash Flows, page S-4

Comment:

4.	Please tell us how your classification of securities purchased under agreement to resell with affiliate as an investing activity complies with SFAS 102.

Response:

The securities purchased under agreements to resell with affiliates are accounted for as secured loans to the parent’s affiliates in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. These agreements, which are short term in nature, are primarily entered into for the purpose of investing the parent company’s cash.

The securities received by the parent under these agreements are collateral for the secured loans, which themselves are accounted for on an accrual basis. SFAS No. 102, Statement of Cash Flows – Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale (“SFAS No. 102”) addresses the cash flow statement presentation of purchases and sales of securities and other assets, as opposed to cash flows related to loans and associated collateral arrangements. Accordingly, the Company does not believe that SFAS No. 102 provides relevant guidance on the classification of these arrangements.

In determining the appropriate classification of cash flows related to the parent company’s securities purchased under agreements to resell, the Company considered the guidance in SFAS No. 95, Statement of Cash Flows (“SFAS No. 95”). Given the secured lending nature of these transactions, the Company specifically considered the guidance in paragraph 17(a) of SFAS No. 95, which states that cash flows from investing activities include “[d]isbursements for loans made by the enterprise…”.

In determining the appropriate classification for the securities purchased under agreements to resell with affiliates, the Company further considered the parent company’s business intent for entering into these arrangements. Given that these arrangements were entered into with the goal of investing the parent company’s cash, the Company believes the classification of cash flows related to these arrangements as investing activities is appropriate.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-5656 or Paul C. Wirth, our Controller and Chief Accounting Officer at 212-761-6686, if you would like further clarification or additional information.

Sincerely,

/s/ Colm Kelleher
Colm Kelleher
Chief Financial Officer

cc:	Jennifer Monick, Securities & Exchange Commission

Gregory G. Weaver, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP